UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 30, 2017

RICE ENERGY INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-36273	46-3785773
(State or Other Jurisdiction of Incorporation) or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2200 Rice Drive Canonsburg, Pennsylvania (Address of Principal Executive Offices)	15317 (Zip Code)

Registrant’s telephone number, including area code:  (724) 271-7200

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.             Other Events.

As previously disclosed, on June 19, 2017, Rice Energy Inc. (“Rice”), EQT Corporation (“EQT”) and Eagle Merger Sub I, Inc., an indirect, wholly owned subsidiary of EQT (“Merger Sub”) entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 dated as of October 26, 2017 and as may be further amended from time to time, the “Merger Agreement”), providing for the merger of Merger Sub with and into Rice, with Rice surviving the merger as an indirect, wholly owned subsidiary of EQT (the “Merger”). On October 12, 2017, Rice and EQT filed with the Securities and Exchange Commission (the “SEC”) a definitive joint proxy statement (as supplemented by the Supplement to Joint Proxy Statement/Prospectus, filed by each of Rice and EQT with the SEC on October 26, 2017, the “Proxy Statement”) for the solicitation of proxies in connection with special meetings of Rice’s stockholders and EQT’s shareholders, each to be held on November 9, 2017, to vote upon, among other things, matters necessary to complete the Merger.

Supplemental Disclosures in Connection with Stockholder Litigation in Connection with the Merger

On August 2, 2017, a purported Rice stockholder (the “Gordon Plaintiff”) filed a purported class action complaint in the United States District Court for the District of Delaware, captioned Patrick Gordon v. Rice Energy, Inc. et al., Case No. 1:17-cv-01067, on behalf of himself and all other Rice stockholders, against Rice and its directors at the time Rice’s proposed merger with EQT was announced. The complaint alleges, among other things, that in connection with the proposed merger, the defendants provided or supervised the providing of allegedly misleading and incomplete disclosures in the joint proxy statement/prospectus. The complaint seeks to recover under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) for the alleged misstatements and omissions. The complaint seeks declaratory and injunctive relief (including enjoining the proposed merger or, if the proposed merger has already been implemented, rescinding the transaction and awarding rescissory damages), monetary damages, and an award of attorneys’ and experts’ fees. The court has entered an order staying the defendants’ obligation to answer or otherwise respond to the complaint until such time as a lead plaintiff and lead counsel has been designated for the action, pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. A copy of the complaint is attached as Exhibit 99.1 hereto and incorporated by reference herein.

On August 3, 2017, a purported Rice stockholder (the “Assad Plaintiff”) filed a purported class action complaint in the United States District Court for the Western District of Pennsylvania, captioned George Assad v. Rice Energy, Inc. et al., Case No. 2:17-cv-01019, on behalf of himself and all other Rice stockholders, against Rice, its directors at the time the proposed merger was announced, EQT, and Merger Sub. The complaint alleges, among other things, that in connection with the proposed merger, the defendants provided or supervised the providing of allegedly misleading and incomplete disclosures in the joint proxy statement/prospectus. The complaint also alleges that EQT and Merger Sub acted as controlling persons of Rice within the meaning of Section 20(a) of the Exchange Act. The complaint seeks to recover under Sections 14(a) and 20(a) of the Exchange Act for the alleged misstatements and omissions. The complaint seeks declaratory and injunctive relief (including enjoining the proposed merger or, if the proposed merger has already been implemented, rescinding the transaction and awarding rescissory damages), an order directing the dissemination of a registration statement that is not false or misleading, monetary damages, and an award of attorneys’ and experts’ fees. The defendants have not yet responded to the complaint. A copy of the complaint is attached as Exhibit 99.2 hereto and incorporated by reference herein.

On August 11, 2017, a purported Rice stockholder (the “Boerger Plaintiff”) filed a purported class action complaint in the United States District Court for the District of Delaware, captioned Kathryn Boerger v. Rice Energy, Inc. et al., Case No. 1:17-cv-01127, on behalf of herself and all other Rice stockholders, against Rice and its directors at the time the proposed merger was announced. The complaint alleges, among other things, that in connection with the proposed merger, the defendants provided or supervised the providing of allegedly misleading and incomplete disclosures in the joint proxy statement/prospectus. A copy of the complaint is attached as Exhibit 99.3 hereto and incorporated by reference herein.

On August 11, 2017, a purported Rice stockholder (the “Wilson Plaintiff”) filed a purported class action complaint in the United States District Court for the Western District of Pennsylvania, captioned Dale M. Wilson v. Rice Energy, Inc. et al., Case No. 2:17-cv-01054, on behalf of himself and all other Rice stockholders, against Rice, its directors at the time the proposed merger was announced, EQT, and Merger Sub. The complaint alleges, among other things, that in connection with the proposed merger, the defendants provided or supervised the providing of allegedly misleading and incomplete disclosures in the joint proxy statement/prospectus. The complaint seeks to recover under Sections 14(a) and 20(a) of the Exchange Act for the alleged misstatements and omissions. The complaint seeks declaratory and injunctive relief (including enjoining the proposed merger or, if the proposed merger has already been implemented, rescinding the transaction and awarding rescissory damages), monetary damages, and an award of attorneys’ and experts’ fees. The court has entered an order staying the defendants’ obligation to answer or otherwise respond to the complaint until such time as a lead plaintiff and lead counsel has been designated for the action, pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. A copy of the complaint is attached as Exhibit 99.4 hereto and incorporated by reference herein.

Rice and Rice’s defendant directors believe that the claims of the Gordon Plaintiff and the Boerger Plaintiff are without merit, and Rice, Rice’s defendant directors, EQT and Merger Sub believe that the claims of the Assad Plaintiff and the Wilson Plaintiff are without merit. Neither Rice nor EQT can predict the outcome of or estimate the possible loss or range of loss from these matters. It is possible that additional, similar complaints may be filed or the complaints described above are amended. If this occurs, Rice and EQT do not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations.

In connection with the Rice stockholder litigation described above, in order to moot plaintiffs’ unmeritorious disclosure claims, alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to investors, Rice and EQT have determined to voluntarily supplement the Proxy Statement with various disclosures. These disclosures, and disclosures on certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K will be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Rice and EQT specifically deny all allegations in the foregoing complaints, including without limitation, that any additional disclosure was or is required.

SECOND SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

EQT and Rice are supplementing the Proxy Statement with certain additional information set forth below. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement. Without agreeing in any way that the disclosures below are material or otherwise required by law, Rice and EQT make the following amended and supplemental disclosures (with additional language in bold and underlined text below):

The disclosure on page 19 of the Proxy Statement is hereby supplemented by revising the second complete paragraph on the page in its entirety as follows:

Concurrently with the execution of the merger agreement, EQT entered into a voting and support agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex F (the “voting agreement”), with Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (collectively, the “named Rice stockholders”), pursuant to which each of the named Rice stockholders has agreed, among other matters and upon the terms and subject to the conditions set forth in the voting agreement, to vote all of their shares of Rice common stock in favor of the merger agreement proposal and the other actions contemplated by the merger agreement and against any proposal that would reasonably be expected to result in any condition to the consummation of the merger set forth in the merger agreement not being fulfilled. As of the record date for the Rice special meeting, the named Rice stockholders held approximately 36,832,830 shares of Rice common stock in the aggregate, or approximately 15.1% of the voting power of Rice as of the record date.  Given the exchange ratio of 0.37, these 36,832,830 shares of Rice common stock would become, upon completion of the merger, approximately 13.6 million shares of EQT common stock, which would be approximately 5% of the EQT common stock issued and outstanding following the merger and assuming full conversion to EQT common stock of all Rice common stock eligible to receive the merger consideration.

The disclosure on page 59 of the Proxy Statement is hereby supplemented by revising the last complete paragraph on the page in its entirety as follows:

On July 5, 2016, Mr. Rice, together with Grayson T. Lisenby, the Senior Vice President and Chief Financial Officer of Rice, met with Messrs. Porges and McNally, as well as Steven T. Schlotterbeck, then President of EQT, and Randall L. Crawford, then Senior Vice President of EQT. During this meeting, Mr. Porges advised that EQT management was prepared to recommend to the EQT board an all-stock business combination transaction at an exchange ratio of 0.33 of a share of EQT common stock for each share of Rice common stock, which implied a value of $26.18 per share of Rice common stock at EQT’s most recent closing stock price. Mr. Porges indicated that EQT was open to Rice having representation on the EQT board after closing, although the number and identities of such directors were not discussed. Mr. Porges advised that EQT’s next board meeting was July 13, 2016 and requested a response prior to that meeting. Mr. Porges further advised that EQT wanted to move quickly towards executing a definitive merger agreement. Mr. Rice advised that for Rice to evaluate EQT’s proposal, Rice needed certain due diligence information from EQT, and Mr. Porges agreed to provide that information.

The disclosure on page 61 of the Proxy Statement is hereby supplemented by revising the second complete paragraph on the page in its entirety as follows:

On July 17, 2016, the Rice board held a telephonic meeting. Representatives of Vinson & Elkins and Barclays were also present at the meeting. Mr. Rice updated the Rice board on Company A’s indication of interest. In response to questions from the Rice board, representatives of Barclays and management noted that Company A was much smaller than EQT, unlike EQT was not investment grade and, at the high end of the proposed premium range, Rice stockholders would own more of the combined company than Company A’s stockholders. Mr. Rice noted that a variety of governance-related matters would have to be worked out between the parties, including the management positions and the composition of the combined company board. Representatives of Barclays also noted that additional diligence of Company A would be necessary to assess value. After discussion, the Rice board authorized management to request due diligence materials from Company A and to continue to evaluate Company A’s proposal. Mr. Rice next updated the Rice board on the status of discussions with EQT, including the reaffirmation of its proposal of 0.33 of a share of EQT common stock for each share of Rice common stock. After discussion, the Rice board authorized management to make a new proposal to EQT of 0.35 of a share of EQT common stock for each share of Rice common stock, which implied a value of $26.45 per share of Rice common stock at EQT’s then-trading stock price.

The disclosure on page 61 of the Proxy Statement is hereby supplemented by adding the following additional disclosure at the end of the fifth complete paragraph on the page:

Rice management had no further discussions with Company C concerning any strategic transaction after August 1, 2016.

The disclosure on page 62 of the Proxy Statement is hereby supplemented by revising the last paragraph on the page in its entirety as follows:

On May 10, 2017, Mr. Rice called Mr. McNally to advise him that Rice had engaged Barclays and Vinson & Elkins to evaluate EQT’s proposal. Mr. Rice noted that as part of the transaction, Rice would request three or four seats on the combined company board, although the identities of such directors were not discussed. Mr. Rice further advised that it was important that Rice establish a retention program to ensure that its employees would remain with the company through closing. Mr. McNally responded that he would take these requests to the EQT board.

The disclosure on page 65 of the Proxy Statement is hereby supplemented by adding the following additional disclosure at the end of the fourth complete paragraph on the page:

Mr. Vagt conveyed to Mr. Rohr that the Rice board believed that three or four board seats were appropriate and, while he did not identify all of the potential appointees, suggested that one of the seats be filled by Mr. Rice. Mr. Vagt and Mr. Rohr also discussed the equity vesting provision to be included in the merger agreement. Mr. Vagt expressed Rice’s desire, reflected in drafts of the merger agreement, that all Rice restricted stock units and performance stock units be deemed vested immediately prior to the closing of the merger, whereas Mr. Rohr advised that EQT preferred that EQT assume all Rice restricted stock units and performance stock units, that such units be converted into comparable units of EQT, that Rice restricted stock units be subject to the same vesting, and that the Rice performance stock units be tested at closing and vest at the actual performance level.

The disclosure on page 65 of the Proxy Statement is hereby supplemented by adding the following additional disclosure at the end of the sixth complete paragraph on the page:

Mr. Rice did not suggest any specific individuals for appointment to the EQT board.

The disclosure on page 66 of the Proxy Statement is hereby supplemented by revising the sixth complete paragraph on the page in its entirety as follows:

Following discussion between members of Rice management, Barclays and Vinson & Elkins, as well as input from Mr. Vagt, Barclays advised Citi that progress had been made within the general parameters but that further work would be needed to reach agreement and presented Rice’s counterproposals on certain points that remained open, including that (i) any differences in compensation for a Rice employee continuing with EQT be subject to a one-time true-up payment, (ii) Rice’s covenant concerning assisting in the financing (the “financing cooperation covenant”) be generally subject to an efforts standard, and that the agreement provide that a breach of the financing cooperation covenant would not result in a failure of a condition unless such breach was willful and material, and (iii) the agreement that the Rice board members appointed to the EQT board be nominated by EQT at the 2018 EQT annual meeting be enforceable by such Rice board members. Barclays further advised Citi that the identities of the Rice appointees to the EQT board were Messrs. Rice and Vagt. Representatives of Citi then met with representatives of EQT management to discuss the counterproposals from Rice. Following this discussion and at the direction of EQT management, representatives of Citi confirmed to representatives of Barclays that Rice’s counterproposals were an acceptable framework to continue negotiations.

The disclosure on page 66 of the Proxy Statement is hereby supplemented by revising the last complete paragraph on the page in its entirety as follows:

In the afternoon of June 15, 2017, a representative of Company C contacted a representative of Barclays to advise that Company C understood that Rice was close to reaching an agreement with EQT and inquiring as to whether Rice would consider discussing a combination transaction with Company C. The representative of Company C offered no specific proposal and provided no proposal or comment relating to structure or valuation.  The Barclays representative promptly advised Rice management and Rice management promptly advised members of the Rice board of the discussions with a representative of Company C. Neither Barclays nor Rice were aware of how Company C obtained knowledge, if any, of Rice’s negotiations with EQT.

The disclosure on page 81 of the Proxy Statement is hereby supplemented by adding the following to the end of the lead in to the Commodity Prices table:

for the period of January 1, 2017 to December 31, 2017

The disclosure on page 85 of the Proxy Statement is hereby supplemented by adding the following to the end of the lead in to the Commodity Prices table:

for the period of April 1, 2017 to December 31, 2017

The disclosure on page 106 of the Proxy Statement is hereby supplemented by revising the first complete paragraph by adding a new penultimate sentence:

Although Citi’s and its affiliates’ security holdings in Rice may change from time to time, as the EQT board was aware, as of May 16, 2017, Citi and/or certain of its affiliates held for their own account approximately 74,383 shares of Rice common stock representing, based on publicly available information, less than 0.05% of the then-outstanding shares of Rice common stock.

The disclosure on page 140 of the Proxy Statement is hereby supplemented by revising the fourth complete paragraph on the page in its entirety as follows:

Concurrently with the execution of the merger agreement, EQT entered into a voting agreement, attached as Annex F to this joint proxy statement/prospectus, with the named Rice stockholders pursuant to which each of the named Rice stockholders has agreed, among other matters and upon the terms and subject to the conditions set forth in the voting agreement, to vote all of their shares of Rice common stock in favor of the merger agreement proposal and the other actions contemplated by the merger agreement and against any proposal that would reasonably be expected to result in any condition to the consummation of the merger set forth in the merger agreement not being fulfilled. As of the record date for the Rice special meeting, the named Rice stockholders held approximately 36,832,830 shares of Rice common stock in the aggregate, or approximately 15.1% of the voting power of Rice as of the record date.  Given the exchange ratio of 0.37, these 36,832,830 shares of Rice common stock would become, upon completion of the merger, approximately 13.6 million shares of EQT common stock, which would be approximately 5% of the EQT common stock issued and outstanding following the merger and assuming full conversion to EQT common stock of all Rice common stock eligible to receive the merger consideration.

— END OF SECOND SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS —

Update Regarding Certain EQT Shareholder Litigation

As previously disclosed, EQT received a letter dated August 17, 2017 on behalf of purported EQT shareholder Robert Garfield demanding that EQT file suit against the members of the board of directors of EQT (the “EQT board”). The letter alleged, among other things, that the board members breached their fiduciary duties during the process leading to EQT’s entry into the Merger Agreement, and provided or supervised the allegedly misleading and incomplete disclosures in the joint proxy statement/prospectus filed by EQT and Rice in connection with the Merger.  On October 13, 2017, the EQT board sent a response identifying various deficiencies in the letter.  On October 18, 2017, a putative derivative and purported class action lawsuit captioned Garfield v. Porges, et al., Case GD-17-14222 was filed in the Court of Common Pleas of Allegheny County, Pennsylvania against members of the EQT board, with EQT as a nominal defendant. On October 25, 2017, Garfield filed motions requesting, among other things, a preliminary injunction that would prevent the defendants from closing the shareholder vote on whether to issue shares of EQT.  On October 27, 2017, defendants filed preliminary objections raising deficiencies in the complaint.  The court has set a hearing on the preliminary injunction motion and the preliminary objections on November 6, 2017.  A copy of the complaint is attached as Exhibit 99.5 hereto and incorporated by reference herein. EQT and EQT’s defendant directors believe that the claims of the Garfield Plaintiff are without merit.

Important Additional Information

In connection with the proposed transaction, EQT filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (333-219508) on July 27, 2017, as amended by Amendments Nos. 1 and 2 filed with the SEC on September 8, 2017 and September 28, 2017, respectively, that includes a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. On October 12, 2017, EQT and Rice filed with the SEC the definitive joint proxy statement/prospectus for each of EQT and Rice and commenced mailing the definitive joint proxy statement/prospectuses to shareholders of EQT and stockholders of Rice, as applicable. On October 26, 2017, EQT and Rice filed with the SEC the Supplement to Joint Proxy Statement/Prospectus. STOCKHOLDERS OF RICE AND SHAREHOLDERS OF EQT ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION RELATED TO THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Rice and EQT, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200 or to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.

Participants in the Solicitation

Rice, EQT and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Rice’s and EQT’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s acquisition and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that financing EQT requires to fund the transaction is not obtained; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of Rice and EQT.

Additional factors that could cause results to differ materially from those described above can be found in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC, and in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the

SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com, under the heading “SEC Filings” and in other documents EQT files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Rice nor EQT assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01.                Financial Statements and Exhibits.

(d)         Exhibits

99.1	Complaint filed by Patrick Gordon on August 2, 2017 in the United States District Court for the District of Delaware.
99.2	Complaint filed by George Assad on August 3, 2017 in the United States District Court for the Western District of Pennsylvania.
99.3	Complaint filed by Kathryn Boerger on August 11, 2017 in the United States District Court for the District of Delaware.
99.4	Complaint filed by Dale M. Wilson on August 11, 2017 in the United States District Court for the Western District of Pennsylvania.
99.5	Complaint filed by Robert Garfield on October 18, 2017 in the Court of Common Pleas of Allegheny County, Pennsylvania.

Exhibit Index

(d)         Exhibits

99.1	Complaint filed by Patrick Gordon on August 2, 2017 in the United States District Court for the District of Delaware.
99.2	Complaint filed by George Assad on August 3, 2017 in the United States District Court for the Western District of Pennsylvania.
99.3	Complaint filed by Kathryn Boerger on August 11, 2017 in the United States District Court for the District of Delaware.
99.4	Complaint filed by Dale M. Wilson on August 11, 2017 in the United States District Court for the Western District of Pennsylvania.
99.5	Complaint filed by Robert Garfield on October 18, 2017 in the Court of Common Pleas of Allegheny County, Pennsylvania.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RICE ENERGY INC.

Date: October 30, 2017	By:	/s/ Daniel J. Rice IV
Daniel J. Rice IV
Director, Chief Executive Officer